Filed by Florida Public Utilities Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed as Definitive Additional Material

filed Pursuant to Rule 14a-6(j)

under the Securities Exchange Act of 1934

Subject Company: Florida Public Utilities Company

Commission File No.: 001-10608

For Immediate Release

Contacts:

Florida Public Utilities

George Bachman, CFO, Treasurer and Corporate Secretary

gbachman@fpuc.com, 561.838.1731

Edelman (Media Inquiries)

Jeff Zilka, jeff.zilka@edelman.com, 312.240.3389

Nina Devlin, nina.devlin@edelman.com, 212.704.8145

McKenzie Partners, Inc. (Investor Inquiries)

Bob Marese, bmarese@mackenziepartners.com, 212.929.5405

GLASS, LEWIS & CO. AND PROXY GOVERNANCE, INC. RECOMMEND FLORIDA PUBLIC UTILITIES
COMPANY SHAREHOLDERS VOTE “FOR” PROPOSED MERGER WITH

CHESAPEAKE UTILITIES CORPORATION

Two Leading Independent Proxy Advisors Support Strategic Merger With Chesapeake;

Recommend That FPU Shareholders Vote For the Merger at Special Meeting on October 22, 2009

WEST PALM BEACH, Fla., October 9, 2009 – Florida Public Utilities Company (NYSE Amex: FPU) today announced that Glass, Lewis & Co. and PROXY Governance, Inc., two leading independent proxy advisory firms, have each recommended that Florida Public Utilities Company shareholders vote “FOR” the strategic merger with Chesapeake Utilities Corporation (NYSE: CPK) at FPU’s Special Meeting of Shareholders on October 22, 2009.

“We are pleased that these independent shareholder advisory firms both found that this transaction is in the best interests of FPU’s shareholders and recommended our shareholders vote for our strategic merger with Chesapeake,” said John T. English, President and Chief Executive Officer of FPU. “Like these firms, our Board has also unanimously determined that FPU’s merger with Chesapeake Utilities Corporation enhances short- and long-term shareholder value and therefore, should be supported.”

Glass, Lewis, in its report recommending that FPU shareholders vote for the merger with Chesapeake Utilities Corporation, concluded, in part:

”In our opinion, the directors of FPU have a reasonable basis to recommend that a merger with Chesapeake is the strategic option in the best interests of shareholders. The premium offered for FPU shares seems adequate. In addition, since the proposed transaction is a stock-for-stock deal, shareholder value realized from the acquisition depends on the future performance of the combined company. The FPU board believes combining with Chesapeake offers the best opportunity for the company to meet its objectives and enhance shareholder value.

“Accordingly, we recommend that shareholders vote FOR this proposal.”

PROXY Governance, in its report recommending that Florida Public Utilities shareholders approval of the merger with Chesapeake Utilities Corporation, concluded, in part, “... we believe the deal offers reasonable value and an improved long-term outlook for FPU shareholders, and, in the absence of a more compelling alternative, warrants shareholder support.”

Florida Public Utilities encourages all stockholders to follow the recommendations of Glass, Lewis and PROXY Governance and vote their shares promptly by phone, via Internet, or by mailing their WHITE proxy card; or to contact FPU’s proxy solicitors, MacKenzie Partners, Inc., toll free at 800.322.2885, if they have any questions or need any assistance in voting their shares.

IMPORTANT INFORMATION:

Additional Information and Where to Find It

In connection with the proposed merger, Chesapeake Utilities Corporation (“Chesapeake”) has filed a registration statement on Form S-4 (Registration No. 333-160795) with the SEC, containing a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus of Chesapeake, which was declared effective on September 10, 2009. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors are able to obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's website. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s website at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ website at www.fpuc.com/about_us/invest.asp.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials filed with the SEC regarding the proposed merger. You may obtain free copies of these documents as described above.